Noble Environmental Power, LLC

8 Railroad Avenue, Suite 8

Essex, CT 06426

June 3, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Noble Environmental Power, LLC
Withdrawal of Registration Statement on Form S-1
Registration No. 333-150757

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Noble Environmental Power, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-150757), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because the Company has decided to no longer pursue its effectiveness under the Securities Act.  None of the Company’s securities were sold pursuant to the Registration Statement.  The Company requests that that Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please contact Michael Palmieri, Vice President and Senior Counsel, at (860) 581-5086.

Thank you for your assistance in this matter.

Sincerely,

NOBLE ENVIRONMENTAL POWER, LLC

By:	/s/ Christopher M. Lowe
Christopher M. Lowe
Executive Vice President and
Chief Financial Officer